EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended
	February 28, 1998	February 28, 1999	February 28, 2000	March 3, 2001	March 2, 2002
(Loss) before income taxes	$(16,976)	$(184,995)	$(37,431)	$(65,776)	$(30,167)
Fixed Charges	—	28	27	4	2,652
Total earnings and fixed charges	$(16,976)	(184,967)	$(37,404)	$(65,772)	$(27,515)
Fixed Charges	—	28	27	4	2,652
Ratio of earnings to fixed charges(1)	—	NM	NM	NM	NM

(1)
The ratio of earnings to fixed charges is computed by dividing income before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, plus the portion of rent expense under operating leases that we consider to be representative of the interest factor, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges for the fiscal years ended February 28, 1999, February 28, 2000, March 3, 2001 and March 2, 2002 by approximately $185.0 million, $37.4 million, $65.8 million and $27.5 million, respectively. As there were no fixed charges for the fiscal year ended February 28, 1998, no ratio of earnings to fixed charges can be calculated for that period.